Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

December 7, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp

Re:	Super Group (SGHC) Limited

Registration Statement on Form F-4 (File No. 333-268287)

Request for Acceleration of Effective Date

Dear Ms. Beukenkamp:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-4 (File No. 333-268287) (the “Registration Statement”) to become effective on December 9, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

[Signature page follows]

Very truly yours,

SUPER GROUP (SGHC) LIMITED

/s/ Martine Nathan
Name: Martine Nathan
Title: General Counsel

cc:	Justin Stock, Cooley LLP

David Boles, Cooley LLP